 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Kuppinger, Roger (Last) (First) (Middle) 44 Montgomery Street 36th Floor (Street) San Francisco, CA 94104 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol BRE Properties Inc. BRE 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/26/02 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, $.01 par	3/27/02		J*		132	A	$32.79
Common Stock, $.01 par	3/27/02		J*		332	A	$32.21
Common Stock, $.01 par	6/27/02		J*		138	A	$31.85
Common Stock, $.01 par	6/27/02		J*		339	A	$32.05
Common Stock, $.01 par	09/27/02		J*		144	A	$30.95
Common Stock, $.01 par	09/27/02		J*		354	A	$31.15
Common Stock, $.01 par	12/26/02		M		25000	A	$27.6723
Common Stock, $.01 par	12/26/02		M		8000	A	$27.4861
Common Stock, $.01 par	12/26/02		M		196	A	$28.55
Common Stock, $.01 par	12/26/02		M		7007	A	$26.75
Common Stock, $.01 par	12/26/02		M		4166	A	$28.42
Common Stock, $.01 par	12/26/02		F		39529	D	$30.94
Common Stock, $.01 par	12/26/02		F		5800	D	$30.94	38,572	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
option (Right to buy) with stock withholding rights	$29.60	2/21/02		A	V	3167		2/21/02	2/21/12	Common stock	3167	$29.60	3167	D
option (Right to buy) with stock withholding rights	$34.24	4/14/02		A	V	8000		4/14/03	4/14/12	Common stock	8000	$34.24	8000	D
option (Right to buy) with stock withholding rights	$28.42	10/16/02		A	V	25000		10/16/03	10/16/12	Common stock	25000	$28.42	20834	D
option (Right to buy) with stock withholding rights	$27.6723	12/26/02		M			25000	10/16/98	10/16/07	Common stock	25000	$27.6723	0	D
option (Right to buy) with stock withholding rights	$27.4861	12/26/02		M			8000	4/14/99	4/14/08	Common stock	8000	$27.4861	0	D
option (Right to buy) with stock withholding rights	$28.55	12/26/02		M			196	2/20/01	2/20/11	Common stock	196	$28.55	1704	D
option (Right to buy) with stock withholding rights	$26.75	12/26/02		M			7007	4/14/02	4/14/11	Common stock	7007	$26.75	0	D
option (Right to buy) with stock withholding rights	$28.42	12/26/02		M			4166	12/16/02	10/16/12	Common stock	4166	$28.42	20834	D
option (Right to buy) with stock withholding rights	$30.94	12/26/02		A	V	22539		6/26/04**	10/16/07	Common stock	22539	$30.94	22539	D
option (Right to buy) with stock withholding rights	$30.94	12/26/02		A	V	7106		6/26/04**	4/14/08	Common stock	7106	$30.94	7106	D
option (Right to buy) with stock withholding rights	$30.94	12/26/02		A	V	180		6/26/04**	2/20/11	Common stock	180	$30.94	180	D
option (Right to buy) with stock withholding rights	$30.94	12/26/02		A	V	6058		6/26/04**	4/14/11	Common stock	6058	$30.94	6058	D
option (Right to buy) with stock withholding rights	$30.94	12/26/02		A	V	3826		6/26/04**	10/16/12	Common stock	3826	$30.94	3826	D
Explanation of Responses:

* Acquired through qualified dividend reinvestment plan. ** Option vests eighteen months from grant date, subject to retention of certain shares acquired upon exercise of certain options.
By: /s/ Roger Kuppinger 12/30/2002 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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